

September 8, 2006

Via U.S. Mail and facsimile at (973) 597-2425

Robert G. Minion, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068

Re: Delcath Systems, Inc.
Additional soliciting materials
By Laddcap Value Partners LP
File No. 5-60851

Dear Mr. Minion:

We have the following comment:

1.   It has come to the staff's attention that in your September 6, 2006 conference call Mr. Foltz made statements relating to Laddcapp's success in its consent solicitation. Please be advised that such statements may implicate Note (d) of Rule 14a-9, which prohibits claims made prior to a meeting regarding results of a solicitation.

* * * *

        Please furnish a cover letter with your responses to our comment and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comment.

        Please direct any questions to me at 202.551.3345.

                                                Sincerely,

                                                Michael Pressman
                                                Special Counsel
                                                Office of Mergers and
                                                Acquisitions